UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

POSCO

(Exact name of registrant as specified in its charter)

The Republic of Korea	1-13368	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

POSCO Center, 440 Teheran-ro, Gangnam-gu Seoul, Korea	06194
(Address of principal executive offices)	(Zip Code)

Kim, Jieun

POSCO Center, 440 Teheran-ro, Gangnam-gu,

Seoul, Korea 06194

+82-2-3457-1462

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01:	Conflict Minerals Disclosure and Report

Rule 13p-1 under the Securities Exchange Act of 1934, as amended, generally provides that a company must file this specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the company’s products: cassiterite; columbite-tantalite (coltan); and wolframite; their derivatives tantalum, tin and tungsten; and gold (collectively, “3TGs”). These are considered “conflict minerals” under Rule 13p-1 regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or its neighboring countries (the “covered countries”).

POSCO, including our consolidated subsidiaries (collectively, “POSCO” or “we”), is a fully integrated steel producer incorporated in Korea. We manufacture and sell a diversified line of steel products, including cold rolled and hot rolled products, stainless steel products, plates, wire rods and silicon steel sheets in the global market.

We determined that certain of our products (collectively, the “covered products”) contain some 3TGs that are necessary to the functionality or production of those products. POSCO does not directly purchase 3TGs, nor does it have any direct relationship with any mines or smelters that process these minerals.

As specified under Rule 13p-1, POSCO conducted in good faith a reasonable country of origin inquiry (“RCOI”) that it believes was reasonably designed to determine whether any of the necessary 3TGs contained in our products manufactured in 2015 originated in the covered countries or were from recycled or scrap sources. In conducting the RCOI, POSCO required our direct suppliers of materials for covered products to complete certifications concerning their manufacturing practices and the materials they supply to POSCO. We also conducted a supply-chain survey with those suppliers using the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC-GeSI”) Conflict Minerals Reporting Template. All of our suppliers of materials for covered products manufactured in 2015 certified that none of the 3TGs contained in materials supplied to POSCO were sourced from any covered countries.

As a result, we have no reason to believe that any of the 3TGs contained in the 2015 covered products originated in the covered countries or did not come from recycled or scrap sources. The information in this Form SD is also publicly available on our website at http://www.posco.co.kr/homepage/docs/eng5/jsp/s91a0000001i.jsp.

Item 1.02:	Exhibits

Not applicable.

Section 2 – Exhibits

Item 2.01:	Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

POSCO (Registrant)

By:	/s/ Noh, Min-Yong	Date: May 24, 2016
Noh, Min-Yong
Senior Vice President